(d)(3)(i)

February 2, 2016

Mustafa Sarilar

NN Investment Partners

Schenkkade 65, 2595 AS The Hague

Location code F 03.022

The Netherlands

Dear Mr. Sarilar:

On Thursday, January 14, 2016, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) approved the liquidation of Voya Emerging Markets Equity Dividend Fund (the “Fund”). This letter is to inform you that the Sub-Advisory Agreement, dated January 8, 2016, with NNIP Advisors B.V. (the “Agreement”) will terminate in accordance with Section 18 of the Agreement, effective at the close of business on April 8, 2016.

Pursuant to Section 18, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice. This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth liquidation, and we look forward to your cooperation in this regard. We note that this notice does not affect the Sub-Advisory Agreement with NNIP Advisors B.V. with respect to either Voya Global Equity Dividend Fund or Voya Russia Fund, each a series of VMF, and that each remains subject to their respective Sub-Advisory Agreement with Voya Investments, LLC.

Very truly yours,

/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investors Trust